Ronald S. Tucker

Attorney At Law
1623 Tradewinds Lane
Newport Beach, CA 92660
(949) 232-7694
FAX: (949) 548-7005

6/13/16
Board of Directors
EPIC Medicor Corporation
1623 Tradewinds Lane
Newport Beach, California 92660

RE: Opinion Letter for Offering 50,000 investment Units by EPIC Medicor Corporation

Gentlemen:

You have requested an opinion concerning certain matters of Colorado law in connection with the subscription and offering (the "Offering") by EPIC Medicor Corporation, a Colorado corporation (the "Company"). of up to 50,000 investment units ('units"). Each Unit consists of one hundred shares of its common stock, no par value per share (the 'Common Stock"), and 100 hundred Series A, B, C, and D Warrants to purchase one share of Common Stock per warrant (the "Warrants").

In connection with your request for an opinion, you have provided to me, and I have reviewed, the Company's certificate of incorporation (the "Certificate of Incorporation, its amended certificates of incorporation (the "Amended Certificates"), its bylaws, the Offering Statement filed or to be filed with the Securities and Exchange Commission in connection with the Offering (the "Offering Statement"), including the offering circular constituting a part thereof (the "Offering Circular"), resolutions of the Board of Directors of the Company (the "Board") concerning, inter alia, the organization of the Company, the Offering, and the form of stock certificate approved by the Board to represent shares of Common Stock.

I understand that the Company will offer the Units for cash and non-cash consideration, which includes but is not limited to cancellation of indebtedness and/or other assets of reasonable value to be determined by the Board of Directors. In this regard, I have assumed, for purposes of rendering the opinion set forth below, that (a) the value of the non-cash consideration will be established by bona fide sales of that consideration made within a reasonable time, or (b) in the absence of a bona fide sale of non-cash consideration, the fair value of non-cash consideration will be determined by an accepted standard which must be reasonable at the time the non-cash is given.

Your attention is called to the fact that the opinions expressed here in are limited to matters of Colorado corporate law. I express no opinion concerning the requirements of any other law, rule or regulation, state or federal, applicable to the Company, or the Offering.

Based upon and subject to the foregoing, it is my opinion that:

I. The Company has been duly organized and is validly existing in good.standing as a corporation under the laws of the State of Colorado, with the corporate power and authority to own its property and conduct its business as now conducted as described in the Prospectus.

2, The number of Units to be sold in the Offering. the Common Stock, Warrants, and underlying shares of the Warrants to be issued in the Offering (including the shares underlying the Warrants) will be duly authorized and, when sold and paid for in accordance with the terms set forth in the Offering Circular, when the certificates representing such shares in the form provided are duly and properly issued, they will be validly issued, fully paid and non-assessable, with no personal liability for the payment of the Company's debts arising solely by virtue of the ownership thereof; such issuance and sale will not be in violation of or subject to any preemptive rights provided for by Colorado law or by the Articles of Incorporation. That the Warrants are a binding obligation of the Company under the law of Colorado.

Sincerely,

Ronald S. Tucker